SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated October 26, 2006, regarding the sale of shares of E-Commerce Latina S.A. and Altocity.com S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 26th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Sales of shares of E-Commerce Latina S.A. and Altocity.com S.A.

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A., hereinafter the “Company”, domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

               In that respect, please be informed that Telefónica de Argentina S.A. and Alto Palermo S.A. signed a Share Purchase Agreement, by virtue of which the Company transferred to Alto Palermo S.A. 808,354 shares of E-Commerce Latina S.A. and 11 shares of Altocity.com S.A. The transaction amount was set at $A 85,876.

               Please note that the above mentioned Purchase is subject to the consultative opinion to be made by the Company before the Comisión Nacional de Defensa de la Competencia (Argentine Antitrust Commission).

               The Buenos Aires Stock Exchange will be timely advised of the final closing of the transaction.

                              Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: October 26, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel